UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

(Amendment No. 1)

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Dunlop Sports Kabushiki Kaisha

(Name of Subject Company)

Dunlop Sports Co. Ltd.

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

Sumitomo Rubber Industries, Ltd.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

Not Applicable

(CUSIP Number of Class of Securities (if applicable))

Sumitomo Rubber Industries, Ltd.

ATTN: Hiroki Ishida

6-9, Wakinohama 3-chome, Chuo-ku, Kobe, Hyogo Prefecture 651-0072, Japan

Telephone: +81-078-265-3000

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Morgan, Lewis & Bockius LLP

ATTN: Bradley K. Edmister

101 Park Avenue, New York, New York 10178-0060

Telephone: +1-212-309-6110

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following documents are published in Japan as an exhibit to this Form:

Exhibit No.	Description
99.1	English translation of Announcement concerning Integration of Sumitomo Rubber Group’s Sports Business through Entry into Merger Agreements between Sumitomo Rubber Industries, Ltd. and Dunlop Sports Co. Ltd., and between Sumitomo Rubber Industries, Ltd. and Dunlop International Company Limited, dated August 29, 2017[1]

99.2	English translation of Announcement concerning Decision on Matters relating to Acquisition of Treasury Shares, dated August 29, 2017[1]

99.3	English translation of RE: Integration of Sumitomo Rubber Group’s Sports Business, dated August 29, 2017[1]

99.5	English translation of Dunlop Sports Co. Ltd.’s Notice of Convocation of Extraordinary General Meeting of Shareholders and Reference Documents for General Meeting of Shareholders, dated October 16, 2017

(b) Not applicable.

Item 2. Informational Legends

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, is included in the English translations of the documents filed as Exhibit 99.1, 99.2, 99.3 and 99.5.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) The following document is included as an exhibit to this Form:

Exhibit No.	Description
99.4	English translation of Extraordinary Report to Kanto Local Finance Bureau dated August 29, 2017 under the Financial Instruments and Exchange Act of Japan regarding the absorption-type merger between Sumitomo Rubber Industries, Ltd. and Dunlop Sports Co. Ltd.[1]

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Sumitomo Rubber Industries, Ltd. has filed with the Securities and Exchange Commission (the “SEC”) a written irrevocable consent and power of attorney on Form F-X on August 30, 2017. Sumitomo Rubber Industries, Ltd. will promptly communicate any change in the name or address of its agent for service of process to the SEC by amendment of the Form F-X.

[1]	Previously furnished to the SEC as part of Form CB on August 30, 2017.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SUMITOMO RUBBER INDUSTRIES, LTD.

By:	/s/ Hiroki Ishida
	Name:	Hiroki Ishida
	Title:	Director and Senior Executive Officer

Date: October 17, 2017